UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

EXCERPT FROM THE MINUTES OF 213TH MEETING OF THE BOARD OF

DIRECTORS HELD ON OCTOBER 31, 2012

1.  DATE, TIME AND PLACE: On October 31, 2012, at 10:00 a.m., at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo.

2.  CALL: The meeting was called pursuant to Paragraph 2 of Article 17 of the Company's Bylaws.

3.  ATTENDANCE: All currently elected members of the Board of Directors ("Board").

4.  CHAIR: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. SUBJECTS DISCUSSED AND RESOLUTIONS:

The reading of the Agenda, already being known to all those present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the members appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After examination of the subjects included on the Agenda, the following topics were discussed and the following resolutions adopted unanimously by the Board:

(i)        Cognizance taken of the activities of the Board's Advisory Committees and Commissions during the month of October;

(ii)       Cognizance taken of management highlights and the material facts of the month, reported by the CEO;

(iii)      Approved  the minutes of the 211th and 212th meetings of the Board held on September 26 and October 23 of the present year;

(iv)      Ratified, in the capacity of direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), in accordance with the terms of the item "p" of Article 17 of the Company’s Bylaws and as per Board of Executive Officers Resolution No. 2012031, the acquisition by CPFL Brasil of 1,086,250.00 MWh (one million, eighty-six thousand, two hundred and fifty Megawatts-hour) of conventional electric energy, from Petroleo Brasileiro S.A. ("PETROBRÁS"), for the period from January 1 to June 30, 2013;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

It is hereby registered that this matter was the subject of preliminary analysis by the Related Parties Committee and that Ms. Helena Kerr do Amaral abstained from voting, given that PETROBRÁS is a Related Party to shareholders Bonaire Participações S.A. ("Bonaire") and Energia São Paulo Fundo de Investimento em Ações ("Energia SP FIA");

(v)       Approved, in its role as direct controlling shareholder of Rio Grande Energia S.A. ("RGE"), pursuant to the terms of item "u" of Article 17 of the Company’s Bylaws and as per Board of Executive Officers Resolution No. 2012034: the providing of guarantee, in favor of RGE, to the guarantee insurance policies and eventual endorsements, to be issued by Fator Seguradora S.A. ("Fator Seguradora"), as security for the payment of the obligations arising from the Tax Foreclosure No. 5012003-49.2012.404.7107 up to a limit of R$ 550,000,000.00 (five hundred and fifty million reais), to be corrected monthly by the SELIC rate, recommending  to its representatives on the Board of Directors of RGE to vote to contract the aforementioned guarantee insurance policies and eventual endorsements from Fator Seguradora;

(vi)      Approved,  in its role as direct controlling shareholder of Companhia Paulista de Força e Luz S.A. ("CPFL Paulista"), pursuant to item "u" of Article 17 of the Company's Bylaws and as per Board of Executive Officers Resolution No. 2012035: the consent of CPFL Energia, as Guarantor, for the amendment of Clause "4.10 - Renegotiation and Redemption" of the "Private Registration Instrument of the 3rd Public Issue of Simple, Subordinated Debentures, by Companhia Paulista de Força e Luz," signed November 29, 2006 between CPFL Paulista and Planner Trustee Distribuidora de Títulos e Valores Mobiliários Ltda. ("Fiduciary Agent"), registered with the Board of Trade of the State of São Paulo ("JUCESP") under No. ED000247-1/000, on December 4, 2006, as amended by the "First Amendment to the Private Registration Instrument of the 3rd Public Issue of Simple, Subordinated Debentures by Companhia Paulista de Força e Luz" signed December 12, 2006 between CPFL Paulista and the Fiduciary Agent, registered with JUCESP under No. ED000247-1/001 on January 31, 2007 ("Deed"), subject to the approval of the General Meeting of Debenture Holders, to include the possibility of CPFL Paulista effecting early redemption of the debentures, recommending  to its representatives on the Board of Directors of CPFL Paulista a favorable vote for the amendment of the aforementioned Deed;

(vii)     Approved, pursuant to item "r" of Article 17 of the Company's Bylaws and as per Board of Executive Officers Resolution No. 2012033: increase of the capital stock of CPFL Brasil, by CPFL Energia, in the amount of R$ 47,699.292.98 (forty seven million, six hundred and ninety-nine thousand, two hundred and ninety-two reais and ninety-eight centavos), recommending  to its representatives at the General Shareholders Meeting and/or Partners Meeting of the subsidiaries, that they vote to approve the following matters: (a) CPFL Brasil: (1) increase of the capital stock by CPFL Energia; (2) the contracting of Deloitte Touche Tohmatsu Auditores Independentes ("Deloitte") for the preparation of appraisal reports; (3) appraisal reports regarding the net assets corresponding to the goods, rights and obligations of the self-production business and the net assets represented by the investment held by CPFL Brasil in CPFL Total Serviços Administrativos Ltda. ("CPFL Total"); (4) Protocol for the Partial Spinoff and Merger and the Justification Instrument ("the Protocol"); (5) partial spinoff of CPFL Brasil, pursuant to the terms and conditions set forth in the Protocol, with the merger of the spun-off portions from CPFL Serviços, Equipamentos, Indústria e Comércio S.A. ("CPFL Serviços") and by CPFL Total; (6) reduction of the capital stock and (7) change in the wording of Article 5 of the Bylaws, to reflect the new capital stock structure; (b) CPFL Serviços: (1) the contracting of Deloitte to prepare the appraisal report; (2) the appraisal report regarding the net assets corresponding to the goods, rights and obligations of the self-production business; (3) Protocol; (4) the merger of the spun-off portion of CPFL Brasil; (5) increase of the capital stock and (6) change the wording of Article 5 of the Bylaws to reflect the new capital stock structure and (c) CPFL Total: (1) the contracting of Deloitte to prepare the appraisal report, (2) the appraisal report regarding the net assets represented by the investment held by CPFL Brasil in CPFL Total; (3) Protocol; (4) merger of the spun-off portion of CPFL Brasil and (5) transfer of ownership of the quotas representing the portion to be merged with the CPFL Energia quota holder partner;

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(viii)    Recommended that representatives of the Company at the General Shareholders Meeting and/or on the Boards of Directors of subsidiaries vote to approve the following matters as per Board of Executive Officers Resolution No. 128/129-2012: (viii.i)  CPFL Energias Renováveis S.A. ("CPFL Renováveis"): the signing, as intervening party, of the financing contract by opening a line of credit, by the Special Purpose Companies ("SPCs") Bio Coopcana S.A. ("Bio Coopcana") and Bio Alvorada S.A. ("Bio Alvorada") with the National Economic and Social Development Bank ("BNDES"), with the providing of guarantee, in the form of a corporate surety, by CPFL Renováveis and (viii.ii) CPFL Brasil: the signing, as consenting party, of the financing contract, by opening a line of credit on behalf of the Bio Coopcana and Bio Alvorada SPCs with the BNDES;

(ix)      Recommended to the Company's representatives on the Boards of Directors of subsidiaries to vote to approve the following matters: (ix.i) CPFL Renováveis: (a) the contracting of Banco Itaú S.A. ("Itau") to provide share registration services as per Board of Executive Officers Resolution No. 131/2012; (b)  the contracting of bank letters of guarantee by the Bons Ventos S.A. SPC ("Bons Ventos"), to be issued by Banco Bradesco S.A. ("Bradesco"), in favor of Banco do Nordeste do Brasil ("BNB"), and the granting of the guarantee in the form of a corporate aval, by CPFL Renováveis as per Board of Executive Officers Resolution No. 134/2012; (c)  the contracting of a bank letter of guarantee, by the Eólica Holding S.A. SPC ("Eólica Holding"), to be issued by Bradesco in favor of Siemens Ltda. ("Siemens") and the granting of a guarantee in the form of a corporate aval by CPFL Renováveis as per Board of Executive Officers Resolution No. 135/2012, registering the request of the Chairman of the Board for negotiations to be held with Siemens for the non-requirement of a guarantee, pursuant to a procedure already adopted for the other subsidiaries, with feedback to be given the Board regarding the outcome of the negotiations, and (d)  the contracting of a bridge loan from the BNDES by the SPCs Pedra Preta Energia S.A. (“Pedra Preta Energia”), Juremas Energia S.A. (“Juremas Energia”), Costa Branca Energia S.A. (“Costa Branca Energia”), Macacos Energia S.A. (“Macacos Energia” and together with the other "Macacos I Project”) and Campo dos Ventos II Energias Renováveis S.A. (“Campo dos Ventos II Project”) and the providing of guarantee in the form of a corporate surety by CPFL Renováveis as per Board of Executive Officers Resolution No. 130/2012 and (ix.ii)  CPFL Paulista, Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”) and Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”): the contracting of companies to provide the service of meter reading and delivery of electric energy bills, as per Board of Executive Officers Resolution No. 2012032; and

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(x)       Ratified the election on October 1, 2012, of Messrs. Marco Antonio Villela de Abreu and Marney Tadeu Antunes, for the positions of Distribution Officer and Energy Management Officer, respectively, indicated by the CEO, to comprise the Board of Executive Officers of CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari, CPFL Sul Paulista and RGE, complementing the existing terms of office, until the General Shareholders Meeting in April 2013.

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and by the Secretary. Murilo Passos – Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Palaia, Renê Sanda, Helena Kerr do Amaral and Gisélia Silva - Secretary.

I hereby certify that this is a summary of the original minutes as recorded in the Minutes Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 13, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.